Copyright Media Corporation
5440 West Sahara Avenue
Las Vegas, Nevada 89146

December 5, 2003

VIA EDGAR TRANSMISSION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W. Judiciary Plaza
Washington, DC 20549

RE:  COPYRIGHT MEDIA CORPORATION
     REGISTRATION STATEMENT ON FORM SB-2 AND SUBSEQUENT AMENDMENT(S). (NO. 333-101484)
     APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form SB-2 (SEC File No. 333-101484) filed with the Commission on November 26, 2002 and amended on January, 21 2003 and August 13, 2003. This application is made on the grounds that, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering given a reassessment of the proposed structure of the transaction(s)the subject of which is embodied by the registration. No securities were sold in connection with the proposed offering. The undersigned registrant may undertake a subsequent private offering in reliance on Rule 155(c).

If you should have any questions regarding this application, please contact Harold P. Gewerter, Esq. or Wendy Miller,
Esq. at (702) 382-1714.

Sincerely,

Copyright Media Corporation

By: /s/ Vincent Hesser
   -------------------------
President, CEO